Exhibit 99.1

Corporación América Airports S.A. Reports September 2022 Passenger Traffic

Total passenger traffic continued to recover reaching 85.4% of September 2019 levels
Armenia and Ecuador above pre-pandemic levels; Brazil and Argentina at 93% and 85%, respectively
Cargo volume and aircraft movements above 90% of pre-pandemic figures

LUXEMBOURG--(BUSINESS WIRE)--October 17, 2022--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) a leading private airport operator in the world, reported today a 63.5% YoY increase in passenger traffic in September 2022, reaching 85.4% of September 2019 levels.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2022 vs. 2021)
Statistics	Sep'22	Sep'21	% Var.	YTD’22	YTD'21	% Var.
Domestic Passengers (thousands)	3,226	2,333	38.3%	27,465	14,005	96.1%
International Passengers (thousands)	2,180	928	134.8%	15,347	5,076	202.4%
Transit Passengers (thousands)	680	462	47.3%	4,445	3,366	32.1%
Total Passengers (thousands)	6,085	3,723	63.5%	47,257	22,447	110.5%
Cargo Volume (thousand tons)	29.0	27.7	4.7%	250.6	231.9	8.1%
Total Aircraft Movements (thousands)	65.2	47.8	36.5%	537.8	335.1	60.5%

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2022 vs. 2019)
Statistics	Sep'22	Sep'19	% Var.	YTD’22	YTD'19(1)(2)	% Var.
Domestic Passengers (thousands)	3,226	3,979	-18.9%	27,465	35,463	-22.6%
International Passengers (thousands)	2,180	2,490	-12.5%	15,347	21,590	-28.9%
Transit Passengers (thousands)	680	652	4.3%	4,445	6,198	-28.3%
Total Passengers (thousands)	6,085	7,122	-14.6%	47,257	63,251	-25.3%
Cargo Volume (thousand tons)	29.0	31.9	-9.1%	250.6	310.1	-19.2%
Total Aircraft Movements (thousands)	65.2	71.0	-8.1%	537.8	645.3	-16.7%
(1)

Note that preliminary passenger traffic figures for 2019, as well as January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview

Total passenger traffic grew 63.5% compared to the same month of last year, driven by increases across all countries of operations, particularly in Argentina, supported by a continued recovery in travel demand following the gradual lifting of travel restrictions across all countries of operations. Overall passenger traffic recovered to 85.4% of September 2019 levels, from 83.2% in August, with international and domestic passenger traffic reaching 87.5% and 81.1% of September 2019 levels, respectively.

In Argentina, total passenger traffic continued to recover increasing 139.3% YoY and reaching 84.8% of September 2019 levels, up from the 79.5% posted in August. International passenger traffic improved to 78.6% of pre-pandemic levels, compared with 69.6% in August, showing a continued recovery since the full re-opening of borders on November 1, 2021 and the lifting of travel requirements. Domestic passenger traffic increased sequentially reaching 87.8% of September 2019 levels, up from the 83.0% posted in August.

In Italy, passenger traffic grew 64.1% YoY reaching 85.9% of September 2019 levels, down from the 89.2% posted in August, when passenger traffic benefited from the summer season. Effective June 1, 2022, all travel restrictions and Covid-related entry regulations were fully lifted.

In Brazil, total passenger traffic increased 15.9% YoY, and reached 93.0% of September 2019 levels, down from 97.7% recorded in August. Domestic traffic, which accounted for 55% of total traffic, stood at 83.9% of pre-pandemic levels whereas transit passengers exceeded September 2019 levels by 9.9%.

Total passenger traffic in Uruguay, where traffic is largely international, increased 147.2% YoY and reached 72.0% of September 2019 levels, up from the 67.6% posted in August.

In Ecuador, passenger traffic surpassed pre-pandemic levels for the second consecutive month, at 114.3% of September 2019 figures, and increased 43.1% YoY. International passenger traffic improved to 112.9% of pre-pandemic levels, supported by routes to Europe, as well as the US and Panama, whereas domestic passenger traffic exceeded September 2019 pre-pandemic levels by 15.0%.

In Armenia, where traffic is entirely international, passenger traffic surpassed pre-pandemic levels for the fifth consecutive month, at 121.2% of September 2019 figures, improving from the 112.4% and 114.1% recorded in July and August, respectively. On a YoY basis, passenger traffic increased 43.2%.

Cargo Volume and Aircraft Movements

Cargo volume increased 4.7% YoY and stood at 90.9% of September 2019 levels, or at 92.2% when adjusting for the discontinuation in Peru. Over 70% of cargo volume originated in Argentina and Brazil, which reported volume declines of 16.0% and 3.5% versus September 2019 pre-pandemic levels. Cargo volumes in Uruguay, Armenia, Ecuador and Italy were above pre-pandemic levels, whereas Argentina and Brazil stood at 84.0% and 96.5%, respectively.

Aircraft movements increased 36.5% YoY reaching 91.9% of September 2019 levels, or at 95.6% when adjusting for the discontinuation of operations in Peru. Around 70% of aircraft movements originated in Argentina and Brazil, which reached 92.0% and 93.2% of September 2019 levels, respectively. Aircraft movements in all countries of operations were above 92% of September 2019 levels, with Armenia and Ecuador exceeding pre-pandemic levels by 32.9% and 9.7%, respectively.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2022 vs. 2021)

	Sep'22	Sep'21	% Var.	YTD'22	YTD'21	% Var.
Passenger Traffic (thousands)
Argentina(1)	3,060	1,279	139.3%	23,949	7,684	211.7%
Italy	741	451	64.1%	5,151	1,730	197.8%
Brazil	1,380	1,191	15.9%	11,403	8,138	40.1%
Uruguay	126	51	147.2%	1,006	228	340.7%
Ecuador	376	263	43.1%	3,116	1,663	87.3%
Armenia	403	281	43.2%	2,632	1,705	54.4%
Peru	-	207	-100.0%	-	1,299	-100.0%
TOTAL	6,085	3,723	63.5%	47,257	22,447	110.5%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table.
Cargo Volume (tons)
Argentina	15,056	15,370	-2.0%	134,716	123,700	8.9%
Italy	1,299	1,376	-5.6%	11,091	10,941	1.4%
Brazil	5,651	5,182	9.1%	41,231	45,136	-8.7%
Uruguay(2)	2,248	2,303	-2.4%	24,198	22,059	9.7%
Ecuador	2,532	1,848	37.0%	25,227	16,237	55.4%
Armenia	2,186	1,300	68.2%	14,181	11,661	21.6%
Peru	-	306	-100.0%	-	2,178	-100.0%
TOTAL	28,972	27,684	4.7%	250,644	231,912	8.1%
Aircraft Movements
Argentina	33,419	19,990	67.2%	276,659	150,324	84.0%
Italy	7,300	5,727	27.5%	53,492	26,378	102.8%
Brazil	12,333	11,404	8.1%	105,440	80,930	30.3%
Uruguay	2,014	1,389	45.0%	19,539	10,407	87.7%
Ecuador	6,424	5,272	21.9%	57,545	39,120	47.1%
Armenia	3,705	2,347	57.9%	25,121	15,394	63.2%
Peru	-	1,642	-100.0%	-	12,584	-100.0%
TOTAL	65,195	47,771	36.5%	537,796	335,137	60.5%

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2022 vs. 2019)

	Sep'22	Sep'19	% Var.	YTD'22	YTD'19	% Var.
Passenger Traffic (thousands)
Argentina(1)	3,060	3,608	-15.2%	23,949	32,759	-26.9%
Italy	741	862	-14.1%	5,151	6,431	-19.9%
Brazil	1,380	1,483	-7.0%	11,403	13,947	-18.2%
Uruguay	126	175	-28.0%	1,006	1,665	-39.6%
Ecuador	376	329	14.3%	3,116	3,382	-7.9%
Armenia	403	332	21.2%	2,632	2,424	8.6%
Peru	-	332	-100.0%	-	2,642	-100.0%
TOTAL	6,085	7,122	-14.6%	47,257	63,251	-25.3%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table.
Cargo Volume (tons)
Argentina	15,056	17,932	-16.0%	134,716	164,377	-18.0%
Italy	1,299	1,072	21.1%	11,091	9,567	15.9%
Brazil	5,651	5,857	-3.5%	41,231	68,362	-39.7%
Uruguay(2)	2,248	2,167	3.8%	24,198	20,983	15.3%
Ecuador	2,532	2,316	9.3%	25,227	29,360	-14.1%
Armenia	2,186	2,091	4.5%	14,181	13,697	3.5%
Peru	-	431	-100.0%	-	3,771	-100.0%
TOTAL	28,972	31,866	-9.1%	250,644	310,116	-19.2%
Aircraft Movements
Argentina	33,419	36,327	-8.0%	276,659	338,064	-18.2%
Italy	7,300	7,931	-8.0%	53,492	61,514	-13.0%
Brazil	12,333	13,235	-6.8%	105,440	119,289	-11.6%
Uruguay	2,014	2,054	-1.9%	19,539	22,125	-11.7%
Ecuador	6,424	5,856	9.7%	57,545	60,958	-5.6%
Armenia	3,705	2,788	32.9%	25,121	20,424	23.0%
Peru	-	2,772	-100.0%	-	22,937	-100.0%
TOTAL	65,195	70,963	-8.1%	537,796	645,311	-16.7%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 53 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2021, Corporación América Airports served 35.7 million passengers, or 42.4% of the 84.2 million passengers served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Patricio Iñaki Esnaola
Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716